UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On January 8, 2024, Dada Nexus Limited (NASDAQ: DADA, “Dada”), a consolidated subsidiary of JD.com, Inc. (the “Company”), announced that, in the course of its routine internal audit, certain suspicious practices were identified that may cast doubt on certain revenues from Dada’s online advertising and marketing services, together with Dada’s operations and support costs, for the first three quarters of 2023. The audit committee of Dada’s board of directors has determined to conduct an independent review with the assistance of independent professional advisers. For further information, please refer to Dada’s current report on Form 6-K dated January 8, 2024.

The Company has always been and will remain committed to maintaining high standards of corporate governance and internal controls, as well as transparent and timely disclosure in compliance with the applicable rules and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By:	/s/ Su Shan
Name:	Su Shan
Title:	Chief Financial Officer

Date: January 8, 2024